Exhibit 16.1

August 15, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Ladies and Gentlemen:

On July 10, 2014, we were appointed principal accountants for Fusion Telecommunications International, Inc. (“Fusion”).  We have not issued an audit report or completed a quarterly review of Fusion’s consolidated financial statements.  On August 12, 2014, we were dismissed. We have read Fusion’s statements included under Item 4.01 of its Form 8-K dated August 15, 2014, and we agree with such statements, except that we are not in a position to agree or disagree with Fusion’s stated reason to terminate the engagement and Fusion’s statement that EisnerAmper LLP was not consulted regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on Fusion’s consolidated financial statements.

Very truly yours,

/s/ KPMG LLP